Mail Stop 3561

March 5, 2010

David W. Sasnett
Chief Financial Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 000-25248**

Dear Mr. Sasnett:

     We have reviewed your letter dated January 22, 2010 that was filed with us on January 25, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements – Consolidated Water Co. Ltd.

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page 59

1.   We note your response to comment 10 in our letter dated December 18, 2009 and the reduction of the past due receivable owed by the Bahamas government from

80% of the total receivable balance as of December 31, 2008 to 57% of the balance as of September 30, 2009. In light of the significant delinquent balance as of September 30, 2009, please update us regarding any subsequent cash collections through the fourth quarter along with a similar aging analysis as of December 31, 2009.

Consolidated Financial Statements – Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 82

2.   We note your response to comment 13 in our letter dated December 18, 2009. Please tell us and disclose how much the BVI government had paid OCI-BVI during 2007, 2008 and 2009 with respect to water sales. In light of your disclosures on page 84 that early in 2007, the BVI government agreed to pay a lower rate based on its estimate of OCI-BVI's cost of producing water, we remain unclear why OCI-BVI was not recognizing revenues using this lower rate instead of cash basis accounting in recognizing revenues beginning 2008. Please explain to us in detail.

3.   In addition, when recording the accounts receivable from the BVI government, it appears the recordation of deferred revenues, a current liability line item, upfront is inappropriate under GAAP given that OCI-BVI did not have any remaining obligations to perform. If OCI-BVI believes some or all of the accounts receivable were uncollectible, we believe OCI-BVI should record a provision and a contra account for the uncollectable amounts.

Item 11. Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

General

4.   We reviewed your responses to comments 16 and 17 in our letter dated December 18, 2009. In both responses, you refer not only to your Peer Companies but also "companies of similar size and employee base." If you target some elements of compensation against your peer companies and some against a different group of companies that "are of similar size and employee base," please also name those companies and clarify why you utilize different peer groups for different elements of compensation.

Incentive-Based Compensation, page 99

5.   We reviewed your responses to comments 20 and 21 in our letter dated December
        18, 2009. Please disclose the historical net income and earnings per share targets
        for Mr. McTaggart's incentive-based compensation. Please also disclose whether
        there were any minimum and maximum thresholds associated with these targets.
        If so, please disclose the percentage of base salary associated with those
        thresholds. To the extent that there are numerical targets associated with other
        goals for your named executive officers, please also disclose those targets.
        Lastly, please discuss how the company's actual performance measured against
        targeted goals.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements

Note 6. Investment in and loan to affiliate, page 11

6.   We note your response to comment 27 in our letter dated December 18, 2009 and
        the related valuation report dated November 4, 2009. Please tell us the current
        status of the Court rulings and the negotiations with the BVI government related
        to the contract to continue to operate the Baughers Bay plant as well as the new
        Bar Bay plant contract. Please advise us if there are any significant developments
        since the last response that you reasonably expect to have a favorable or
        unfavorable impact on the impairment assessment of your OCI-BVI equity
        investment.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Leslie J. Croland
        Edwards Angell Palmer & Dodge LLP
        Via Facsimile